Exhibit 99.1

News release

Hydro One Limited appoints Megan Telford as President and CEO following David Lebeter’s retirement on June 9, 2026

Appointment ensures continuity as the company continues to power Ontario’s growth

TORONTO, February 26, 2026 – Today, Hydro One Limited (Hydro One) announced that David Lebeter will retire from his role as President and CEO, effective June 9, 2026, and will remain as a special advisor with the company until October 10, 2026. The Board also announced that they have appointed Megan Telford, Hydro One’s Chief Operating Officer, as President and CEO effective June 9, 2026.

“This announcement represents the result of a comprehensive and carefully considered succession planning process undertaken by the Board with the support of a professional external advisor. Megan is a strong successor and highly-regarded leader who joined the organization in 2020. Her executive leadership roles at Hydro One have included responsibility for Health, Safety and Environment, Strategy, System Planning, Growth, Distribution and Transmission Operations, Human Resources, Labour Relations, Indigenous Relations, Corporate Affairs and Customer Care. In her new role, she will continue to solidify Hydro One’s position as a leading utility,” said Melissa Sonberg, Chair of the Board of Directors, Hydro One.

“On behalf of the Board of Directors, I extend our heartfelt thanks to David for his exceptional leadership and for building a strong executive team. David has successfully delivered operational and customer-service excellence, improved outcomes in employee safety, created shareholder value and laid the groundwork for the construction of hundreds of kilometers of new transmission lines over the next two decades,” added Sonberg.

“I thank Hydro One’s Board, leadership team and every employee for delivering value for our customers and shareholders,” said David Lebeter, President and CEO, Hydro One. “Ontario’s demand for electricity is increasing, as is the investment required to strengthen the electricity system. I am delighted to congratulate Megan as she takes on the leadership of this incredible organization, positioning it to drive growth and prosperity for the province well into the future.”

“It’s an incredible honour to step into this role at such a pivotal time,” said Megan Telford, Chief Operating Officer and incoming President and CEO, Hydro One. “Hydro One is the backbone of the communities we serve, and my focus is clear: strengthen our electricity grid today so it’s ready for the demands of tomorrow. That means making smart, prudent, forward-looking investments in infrastructure and embracing innovation. At the heart of this effort are our employees – the skilled women and men who show up every day to keep the lights on. Together, we will continue to connect power and possibility for our customers and communities across Ontario for generations to come.”

Megan Telford biography

Megan Telford is the incoming President and CEO of Hydro One. She is currently Hydro One’s Chief Operating Officer, responsible for Safety, Operations, Customer Experience, Capital Portfolio Delivery, Strategy, Growth, System Planning and Hydro One Remote Communities Inc.

Ms. Telford’s previous executive leadership roles at Hydro One included responsibility for Health, Safety and Environment, System Planning, Human Resources, Labour Relations, Indigenous Relations, Corporate Affairs and Customer Care. Before joining Hydro One in 2020, Ms. Telford held a number of increasingly senior roles at TD Bank from 2007 to 2020. Prior to TD, Ms. Telford practiced labour and employment law at a national law firm and worked at the Permanent Court of Arbitration in The Hague.

Ms. Telford currently serves on the Board of Directors for Export Development Canada and the Electricity Distributors Association. Ms. Telford holds an Honours Bachelor of Arts in Industrial Relations from McMaster University, a Master of Industrial Relations and Juris Doctor from Queen’s University and she was a law clerk for Justice A. Stone and Justice B. Strayer at the Federal Court of Appeal. She holds her ICD.D from the Institute of Corporate Directors.

About Hydro One Limited

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.

Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.